

Mail Stop 7010

June 29, 2007

Via U.S. mail and facsimile

Mr. James A. Mallak
Tower Automotive, Inc.
Chief Financial Officer
27175 Haggerty Road
Novi, Michigan 48377

   RE: Form 10-K for the fiscal year ended December 31, 2006
      File No. 1-12733

Dear Mr. Mallak:

  We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your Form 10-Q for the quarter ended March 31, 2007. Refer to General Instruction A to the Form 10-Q.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 26

3. Please revise your MD&A to quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you state that revenues decreased by $392.8 million from 2005 to 2006 primarily due to lower volume, the impact of two frame programs ending, and unfavorable product mix. Please separately disclose the impact of each of these three factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Restructuring and Asset Impairment, page 28

4. For each cost type, please expand your disclosure to state when you record the corresponding expense on your income statement. For example, please state if the cost is expensed as incurred or if you accrue the expense pursuant to SFAS 146.

5. Given that you record gains or losses on disposal of assets in three different line items on your statements of operations, please disclose the amount recorded for each period presented in each of the three line items.

6. Please provide the disclosures called for by SAB Topic 5:P.4. These should include a quantified discussion of the expected effects on future earnings and cash flows of your restructuring plans as well as the initial period in which you expect these effects to be realized.

Consolidated Statements of Cash Flows, page 42

7. Please present the effect of exchange rate changes separately in your reconciliation of cash and cash equivalents during the periods. Refer to paragraph 25 of SFAS 95.

Note 12. Employee Benefit Plans, page 71

8. Please help us understand why you did not provide the funded status reconciliations and amounts recognized on your balance sheets as of December 31, 2006 for your retirement plans and other post employment plans. Refer to paragraph 5(c) of SFAS 132. Otherwise, please provide the requested disclosures.

Note 14. Segments, page 78

9. Considering the size and global scope of your operations, we would appreciate a better understanding about your determination that you have only two operating segments. Please provide us with a comprehensive analysis concerning your determination of operating and reportable segments in accordance with SFAS 131.

Note 15. Commitments and Contingencies

Environmental Matters, page 82

10. We note from your disclosures here and on page 11 that the total costs associated with remediating environmental contamination may be material, although your accruals appear relatively small. In order for us to better understand the scope of this contingency, please provide us with a roll-forward of the accrual for each period presented.

11. Provide us with the range of reasonably possible loss in excess of the amounts accrued, in aggregate. If you are unable to make such an estimate, please tell us why. See paragraph 10 of SFAS 5.

12. In addition, tell us whether it is reasonably possible that excess losses ate a particular site(s) could be material and if so, the range of such losses. If you are unable to make such an estimate, please tell us why.

Litigation, page 82

13. For each legal matter, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5, which should include whether any amounts have been accrued.

Exhibits 31.1 & 31.2

14. Please confirm that the inclusion of your CEO and CFO's title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant